Filed by Syncor International Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933
                             and deemed filed pursuant to Rule 14a-12 under
                                        the Securities Exchange Act of 1934
                          Subject Company: Syncor International Corporation
                                                 Commission File No. 0-8640



THE FOLLOWING PRESS RELEASE WAS ISSUED BY THE REGISTRANT ON JUNE 14, 2002:



                                                      FOR IMMEDIATE RELEASE

Contact:
William R. Powell
Director - Investor Relations &
Corporate Communications
(818) 737-4702


                        SYNCOR INTERNATIONAL TO SELL
                       COMPREHENSIVE MEDICAL IMAGING

WOODLAND HILLS, CALIFORNIA - June 14, 2002 - Syncor International
Corporation (Nasdaq: SCOR) announced today it is exiting the imaging business and is entertaining offers for its Comprehensive Medical Imaging division, the third largest provider of fixed-site outpatient imaging services in the United States.

     In conjunction with this development, Syncor announced that in the current quarter ending June 30, 2002, it will take an after-tax charge in the range of $22 to $24 million related to the potential divestiture of the imaging centers, the reorganization of its international operations announced earlier this year, and other operating charges. This charge relates to facility closings, employee termination costs, and the write-down of assets including additional provisions for allowance for uncollectible accounts and contractual allowances, as well as corporate charges related to the reorganization of the IT division and the departure of former executives of the company.

Forward Looking Statements

This news release may contain forward-looking statements that involve risks and uncertainties. These statements are based on current expectations; actual results may differ materially. Among the factors that could cause actual results to differ materially from those projected are the following: the effect of general economic and market conditions; supply and demand for the Company's products; competitor pricing; changes in reimbursement rates for our services; maintenance of the Company's current market position; and other risks, uncertainties and factors discussed in the "Risk Factors" section of the Company's Annual Report on Form 10-K for 2001 and in the Company's other filings with the SEC. Given these uncertainties, undue reliance should not be placed on such forward-looking statements.

About Syncor

Syncor International Corporation is a leading provider of high technology health care services concentrating on nuclear pharmacy services, medical imaging, niche manufacturing and radiotherapy. In the nuclear pharmacy services business, Syncor compounds and dispenses radiopharmaceuticals for diagnostic and therapeutic use by nuclear medicine departments in hospitals and outpatient clinics. Syncor distributes these time-critical pharmaceuticals to more than 7,000 U.S.-based customers through an integrated network of 130 domestic and 19 international nuclear pharmacies. Medical imaging services are provided through an integrated network of 72 domestic and 19 internationally owned or operated facilities. Medical imaging operations are conducted by Syncor's wholly owned subsidiary, Comprehensive Medical Imaging, Inc. Syncor also owns or operates eight domestic and two international production facilities for positron emission tomography (PET) radiopharmaceuticals, and is a party to a series of agreements to make PET technology more accessible to healthcare providers and patients nationwide. For more information visit www.syncor.com.

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Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in a Schedule 14A filed on the date of this press release with the SEC. Cardinal Health, Inc. ("Cardinal") intends to file a registration statement on Form S-4 in connection with the transaction, and Syncor intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Syncor are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Cardinal, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web sit at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Cardinal or Syncor. Cardinal and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. Information regarding the interests of Syncor's officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Cardinal in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal or Syncor. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decision.

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